Exhibit 3.1

Companies (Jersey) Law 1991

Public Company Limited by Shares

Memorandum of Association

of

Amcor plc

1.	The name of the Company is Amcor plc.

2.	The Company is a public company limited by shares.

3.	The Company is a par value company.

4.	The Company has unrestricted corporate capacity.

5.	The liability of each member arising from his or her holding of a share is limited to the amount (if any) unpaid on it.

6.	The share capital of the Company is US$100,000,000 divided into 1,800,000,000 ordinary shares of US$0.05 each and 200,000,000 preferred shares of US$0.05 each.

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